The Resourcing Solutions Group, Inc.
7621 Little Ave., Suite 101,
Charlotte, North Carolina 28226

February 26, 2008

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
ATTN: COLLIN WEBSTER

RE:   The Resourcing Solutions Group, Inc.
      Form 10SB12G filed January 30, 2008
      Registration No.: 000-52740

Ladies and Gentlemen:

Pursuant to and in accordance with Rule 477 of the Securities Act of 1933, as amended, The Resourcing Solutions Group, Inc. (the “Company”) hereby requests withdrawal of its registration statement on Form 10SB12G (Registration Statement No. 000-52740) (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on January 30, 2008. The Registration Statement is being withdrawn because the Company inadvertently filed Form 10SB12G, intending to file Form 10SB12G/A.  The Company subsequently filed Form 10SB12G/A immediately following realization of the error.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

Sincerely,

The Resourcing Solutions Group, Inc.

/s/ GARY A. MUSSELMAN
President